Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 26, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc.(Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations)

The Board of Directors of the Company at its meeting held on July 26, 2023, has inter alia approved the following:

1.	Retirement of Mr. Sridar Iyengar (DIN:00278512), Independent Director of the Company

Mr. Sridar Iyengar (DIN:00278512) will cease to be a Director (Independent Director) of the Company, with effect from close of working hours on July 30, 2023 after completion of his second term of directorship which was from July 31, 2019 to July 30, 2023. Further, we would like to inform that post retirement of Mr. Sridar Iyengar as an Independent Director, the composition of Board and its Committees continue to be in compliance with the requirements of the Companies Act, 2013 and the SEBI Listing Regulations.

Further, we would like to inform you that Mr. Arun M Kumar (DIN: 09665138), Independent Director and member of the Audit committee of the Company, is designated as the Chairperson of the Audit Committee with effect from July 31, 2023, in place of Mr. Sridar Iyengar.

The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015 is given in Annexure A enclosed herewith.

2.	Change(s) in Senior Management Personnel:

Mr. Mukesh Rathi, Chief Information Officer (CIO) has resigned from his position and consequently will be ceased as member of the Management Council and Senior Management and Mr. Phanimitra B, Chief Information Officer (CIO) has been inducted as a member of the Management Council and Senior Management Personnel of the Company, effective from August 01, 2023.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are given in Annexure B enclosed herewith.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

After the above-mentioned changes, the list of Senior Management Personnel of the Company as approved by the Board, is given in Annexure C enclosed herewith.

3.	Amendment(s) to the Policy on Determination of Materiality:

The Board of Directors of the Company has considered and approved amendments to Company’s Policy on Determination of Materiality. A copy of the same is being made available on the website of the Company at www.drreddys.com. The details of the Key Managerial Personnel authorized for the purpose of determining materiality of an event or information is given in Annexure D enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure A

Details required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Mr. Sridar Iyengar (DIN:00278512)

Sl. No	Particulars	Remarks
1	Reason for change	Retirement on account of end of second term as an Independent Director on July 30, 2023
2	Date of cessation as a Director	With effect from the close of working hours on July 30, 2023
3	Brief profile	NA
4	Disclosure of relationships between directors	NA

Annexure B

Details required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Details of changes in Senior Management personnel

Sl. No	Particulars	Remarks
1	Reason for change Date of change

Mr. Mukesh Rathi, Chief Information Officer (CIO) has resigned from his position and consequently will be ceased as member of the Management Council and Senior Management and Mr Phanimitra B, Chief Information Officer (CIO) has been inducted as a member of the Management Council and Senior Management Personnel of the Company, effective from August 01, 2023.

2	Brief profile

Mr Phanimitra B joined Dr Reddy’s in July 2014 to setup the Global Analytics CoE and worked on laying the data foundations and analytics thinking. He built the case for organization’s move to data lakes, cloud-first solution thinking for data and driving the board/ management committee teams to invest into data & digital platforms. His biggest advocacy point inside the organization was about treating data as an asset and investing to use-cases with business impact. Many of the early Analytics and ML use-cases seeded by this team scaled into larger initiatives in Commercial, R&D and Manufacturing process transformation with digital. After this Phani was the head of corporate strategy and transformation program office for ~3 years - as the company pivoted to a new set of spaces, transformed organization wide cross-functional processes and defined the 5-year strategic priorities in 2018. He worked closely with the management council and the board to articulate and drive functional transformation moves and helped connect BU priorities to the organization priorities.

Mr. Phanimitra B holds a Bachelors in Engineering from BITS Pilani and an MBA from IIM Bangalore.

Prior to Dr Reddy’s, Mr. Phanimitra had spent more than 10 years with Hewlett Packard in strategy, analytics & transformation consulting across industries in US, India and Asia Pacific geographies. In 2021, he was listed in the Analytics India Magazine’s 50 Most Influential AI Leaders in India. He actively shares his thinking as a speaker at industry forums like 3AI, Analytics India’s Cipher, CII and at multiple academic institutions like Darden School of Business etc.

3	Disclosure of relationships between directors	Not Applicable

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure C

List of Senior Management Personnel after changes effective from August 01, 2023, as approved by the Board:

Sl No.	Name	Designation
1	Mr. Erez Israeli	Chief Executive Officer
2	Mr. Parag Agarwal	Chief Financial Officer
3	Ms. Archana Bhaskar	Chief Human Resource Officer
4	Mr. Deepak Sapra	Chief Executive Officer – API and Services
5	Dr. Jayanth Sridhar	Global Head – Biologics
6	Mr. Marc Kikuchi	Chief Executive Officer – North America Generics
7	Mr. M.V. Narasimham	Deputy Chief Financial Officer
8	Mr. Patrick Aghanian	Chief Executive Officer – Europe Generics
9	Mr. Phanimitra B	Chief Information Officer
10	Mr. M.V. Ramana	Chief Executive Officer – Branded Markets (India and Emerging Markets)
11	Dr. Ranjana Pathak	Global Head – Quality and Pharmacovigilance
12	Mr. Sanjay Sharma	Global Head – Manufacturing
13	Mr. Sushrut Kulkarni	Global Head – Integrated Product Development Organisation
14	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head–CSR

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure D

Authority for determination of materiality of event or information: Pursuant to Regulation 30(5) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 the contact details of the persons authorised for determining the materiality of any event or information:

Sr. No.	Name	Designation	Email id	Tel No.
1	Mr. G V Prasad	Co-Chairman & Managing Director	gvprasad@drreddys.com	+91-40 4900 2900
2	Mr. Erez Israeli	Chief Executive Officer	erez@drreddys.com	+91-40 4900 2900
3	Mr. Parag Agarwal	Chief Financial Officer	parag.agarwal@drreddys.com	+91-40 4900 2900
4	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head-CSR	kumarrandhirs@drreddys.com	+91-40 4900 2900